UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

You On Demand Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0001180421

(CUSIP Number)

Xuesong Song

Chairman and Chief Executive Officer

C Media Limited

CN11 Legend Town

No.1 Balizhuangdongli, Chaoyang District,

Beijing, China 100025

Copy to:

William N. Haddad

Reed Smith LLP

599 Lexington Ave.

New York, New York 10022

(212) 549-0379

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons C Media Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,142,855 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 9,142,855 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,142,855

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.66% *

14.	Type of Reporting Person (See Instructions) CO

* The calculation is based on 15,794,763 shares of common stock of the Issuer outstanding as of January 31, 2014, which figure is based on information provided by the Issuer, plus 8,209,522 shares issuable upon conversion of the Series E Preferred Stock and 933,333 shares issuable upon conversion of the Series A Preferred Stock.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements Items 3, 4, 5, 6 and 7 of that certain Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 19, 2013, as amended by that certain Amendment No. 1 filed with the Commission on November 20, 2013 (together, the “Schedule 13D”), which relates to the common stock (the “Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following sentence at the end of the section:

Pursuant to that certain Series E Preferred Stock Purchase Agreement dated January 31, 2014 (the “Purchase Agreement”) among the Issuer, C Media Limited (“C Media”), and certain other purchasers (collectively, the “Investors”), (i) C Media exchanged 2,285,714 shares of Series D 4% Convertible Preferred Stock, par value $0.001 (the “Series D Preferred Stock”) with the Issuer for an equal number of shares of Series E Convertible Preferred Stock, par value $0.001 (the “Series E Preferred Stock”), (ii) C Media was issued 1,142,857 shares of Series E Preferred Stock, upon the conversion of certain convertible note issued to C Media in $2,000,000 principal amount (the “Note”), (iii) C Media purchased additional shares of Series E Preferred Stock for an aggregate purchase price of $10,000,000 at a price of $1.75 per share, and (iv) C Media entered into the Exchange Agreement dated January 31, 2014 (the “Exchange Agreement”), whereby Mr. Shane McMahon exchanged 7,000,000 shares of Series A Preferred Stock, par value $0.001(the “Series A Preferred Stock”), for 933,333 shares of Series E Preferred Stock from C Media. The source of funds for the $10,000,000 consisted of working capital of C Media.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following sentence at the end of the section:

C Media invested in the Series E Preferred Stock and exchanged certain shares of Series E Preferred Stock for shares of Series A Preferred Stock as a strategic investment in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby replaced in its entirety with the following:

(a)-(b) C Media beneficially owns an aggregate of 9,142,855 shares of Common Stock, which includes (i) 8,209,522 shares of Series E Preferred Stock which are convertible into 8,209,522 shares of Common Stock and (ii) 7,000,000 shares of Series A Preferred Stock which are convertible into 933,333 shares of Common Stock.

The aggregate amount reported as beneficially owned by C Media assumes conversion of the 8,209,522 shares of Series E Preferred Stock and 7,000,000 shares of Series A Preferred Stock. Shares of Series E Preferred Stock are convertible at any time, at the holder's election, into shares of Common Stock on a one-to-one basis, subject to adjustment as provided for in the Certificate of Designation of the Series E Preferred Stock. Each share of Series A Preferred Stock is convertible, at any time at the option of the holder, into shares of Common Stock on a ten-to-one basis (and thereafter adjusted to reflect the Issuer’s February 9, 2012 1-for-75 reverse stock split). Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters and are entitled to ten (10) votes for each one (1) share of Common Stock that is issuable upon conversion of a share of Series A Preferred Stock. Therefore since these 7,000,000 shares of Series A Preferred Stock are convertible into 933,333 shares of Common Stock, C Media is entitled to 9,333,330 votes as result of his ownership of this Series A Preferred Stock. The number of shares of Common Stock of the Issuer outstanding is 15,794,763, as of January 31, 2014, as provided by the Issuer. C Media has sole voting power of 9,142,855 shares, as described above, and sole dispositive power of 9,142,855 shares that would be issued upon conversion of the Series E Preferred Stock and Series A Preferred Stock.

(c) None.

(d) To the knowledge of the Reporting Persons, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraph titled “Series E Purchase Agreement” with the following:

Series E Purchase Agreement

Pursuant to the Purchase Agreement (as defined in Item 3), the Issuer issued to the Investors an aggregate of 14,285,714 shares of Series E Preferred Stock, for $1.75 per share, or a total purchase price of $25 million (the “Series E Financing”). Among the 14,285,714 shares of Series E Preferred Stock issued to the Investors, (i) 1,142,857 shares were issued upon the conversion of the Note, (ii) 10,857,143 shares were issued for an aggregate purchase price of $19 million, and (iii) 2,285,714 shares were issued upon the conversion of 2,285,714 shares of Series D Preferred Stock held by C Media, which constitute all of the issued and outstanding shares of Series D Preferred Stock, into the Series E Preferred Stock.

Exchange Agreement

In addition, upon consummation of the Series E Financing, pursuant to the Exchange Agreement, Mr. Shane McMahon, the Issuer’s Chairman and the holder of all of the Issuer’s issued and outstanding shares of Series A Preferred Stock exchanged with C Media all 7,000,000 shares of Series A Preferred Stock held by him for 933,333 shares of Series E Preferred Stock issued to C Media pursuant to the Purchase Agreement.

Item 6 of the Schedule 13D is hereby amended by inserting the following after the paragraph titled “Series E Purchase Agreement”:

Voting Agreement

In connection with the closing of the Series E Financing, Shane McMahon, Weicheng Liu and each of the Investors entered into a Voting Agreement dated as of January 31, 2014 (the “Voting Agreement”) pursuant to which, among other things, the parties thereto agreed, during the term of the Voting Agreement, which is three years from the date of such voting agreement, to vote all of the voting securities of the Issuer owned by them as well as securities acquired by them in the future in favor of the election to, and of maintaining, the board of directors, consisting of seven (7) members designated in the following manner: (i) two directors designated by Mr. McMahon, at least one of which will be an independent director, who are initially Mr. McMahon and James Cassano; (ii) two directors designated by Mr. Liu, at least one of which will be an independent director, who are initially Liu and Clifford Higgerson; and (iii) three directors designated by C Media, at least two of which will be independent directors, who are initially Xuesong Song, Jin Shi and Arthur Wong. In addition, each of the parties agreed that nothing in the Voting Agreement will (a) limit or affect any actions or omissions taken by any party in his capacity as a director or officer of the Issuer, and no such actions or omissions will be deemed a breach of this agreement or (b) will be construed to prohibit, limit or restrict any party from exercising such party’s fiduciary duties as an officer or director of the Issuer or any of its subsidiaries or their respective stockholders.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following at the end thereof:

Exhibit No.	Description of Exhibit

12	Series E Convertible Preferred Stock Certificate of Designation, incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2014.

13	Series E Preferred Stock Purchase Agreement, dated as of January 31, 2014, between the Issuer, C Media and the other parties thereto, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2014.

14	Voting Agreement, dated as of January 31, 2014, between the Issuer, C Media, Shane McMahon, Weicheng Liu and the other parties thereto.

15	Exchange Agreement, dated as of January 31, 2014, between the Issuer, Shane McMahon and C Media.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2014
Date

C Media Limited
/s/ Xuesong Song
Signature
Xuesong Song, Chairman and CEO
Name/Title